UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel Aviv 6971069, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Perion Network Ltd.

On September 20, 2012 Perion Network Ltd. (the "Company") convened its 2012 Annual General Meeting of the Company's Shareholders at the offices of the Company, located at 4 HaNechoshet Street, Tel Aviv 6971069, Israel.  The Annual General Meeting was adjourned as the required quorum of shareholders was not present in person or represented by proxy.

In accordance with the Company's Amended and Restated Articles of Association, the Annual General Meeting stands adjourned for one week, and will be held at 16:00 p.m., Israel time, Thursday, September 27, 2012. The adjourned meeting will be held at the offices of the Company, located at 4 HaNechoshet Street, Tel Aviv 6971069, Israel. The record date of August 14, 2012 and the agenda will remain the same for the adjourned meeting.  If at the adjourned meeting a legal quorum is not present after 30 minutes from the time specified herein for the commencement of the adjourned meeting, then the meeting shall take place regardless of the number of shareholders present, and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

This Form 6-K is hereby incorporated by reference into Perion Network Ltd.‘s Registration Statements on Form S-8 (Registration Nos. 333-171781, 333-152010 and 333-133968).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2012	PERION NETWORK LTD. By: /s/ Limor Gershoni Levy —————————————— Name: Limor Gershoni Levy Title: Corporate Secretary and General Counsel